UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
001-33034
NOTIFICATION OF LATE FILING
CUSIP NUMBER
356390104

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:     June 30, 2023
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Freedom Holding Corp.
Full Name of Registrant

n/a
Former Name if Applicable

“Esentai Tower” BC, Floor 7, 77/7 Al Farabi Ave
Address of Principal Executive Office (Street and Number)

Almaty, Kazakhstan 050040
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N_CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense. As previously disclosed in the Form 12b-25 filed on May 31, 2023, the filing of the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2023 (the “Form 10-K”) was delayed due to the additional time required by the Registrant to complete the procedures relating to its reporting process for its fiscal-year-end, including the completion of the audit of the Registrant’s financial statements by the Registrant’s independent auditors for inclusion in the Form 10-K. The Form 10-K was filed on August 3, 2023. The delayed filing of the Form 10-K had the effect of decreasing the time available for the Registrant to prepare the Form 10-Q. The Registrant is working diligently to complete the necessary work to file the Form 10-Q as soon as practicable.

PART IV -- OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

        Evgeniy Ler            +7 727            311-1064
        (Name)            (Area Code)            (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
    ☑ Yes    ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Freedom Holding Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2023	By:	/s/ Evgeniy Ler
Evgeniy Ler
Chief Financial Officer